Exhibit 7.9
EXECUTION VERSION
SHARE REDEMPTION AND SALE AGREEMENT

Date:	December 16, 2010

To: Telephone No.: Attention:	The NASDAQ OMX Group, Inc. (“Nasdaq”) One Liberty Plaza New York, New York 10006 +1 212 401-8700 General Counsel

From: Telephone No.: Attention:	Borse Dubai Limited (“Borse Dubai”)
P.O. Box 506690
Level 7, Precinct Building 5, Gate District
Dubai International Financial Centre
Dubai, UAE
Facsimile No.: +971 4 331 4924
+971 4 305 5606
Essa Kazim
The purpose of this share redemption and sale agreement (this “Agreement”) is to (i) set forth the terms and conditions of the redemption (the “Redemption”) by Nasdaq, and sale by Borse Dubai, of shares of common stock, $.01 par value per share, of Nasdaq (the “Shares”) and (ii) set forth certain clarifications, agreements and acknowledgments between Borse Dubai and Nasdaq with respect to (x) the Registration Rights Agreement, dated as of February 27, 2008, among a predecessor entity to Nasdaq, Borse Dubai and Borse Dubai Nasdaq Share Trust (the “Trust”), as amended by the First Amendment to Registration Rights Agreement, dated as of February 19, 2009, among Nasdaq, Borse Dubai and the Trust (as amended, the “Registration Rights Agreement”) and (y) the NASDAQ Stockholders’ Agreement, dated as of February 27, 2008, between Nasdaq and Borse Dubai, as amended by the First Amendment to NASDAQ Stockholders’ Agreement, dated as of February 19, 2009, between Nasdaq and Borse Dubai (as amended, the “Stockholders’ Agreement”).
WHEREAS, simultaneously with the Redemption, as part of the same plan of disposal, Borse Dubai proposes to sell an additional 8,000,000 Shares to Nomura International plc. in a sale not involving public offering (the “Other Sale”) and, together with the Redemption, the “Disposal”).
WHEREAS, in connection with the Disposal, the parties desire to clarify certain provisions of the Stockholders’ Agreement and the Registration Rights Agreement.
NOW THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of Nasdaq and Borse Dubai hereby agree, subject to the conditions set forth below, as follows:
1. Share Redemption and Sale.
Borse Dubai agrees to sell to Nasdaq, and Nasdaq agrees to buy from Borse Dubai, 22,781,000 Shares (the “Redeemed Shares”) at a price per Share equal to $21.82, for a total cash payment equal to $497,081,420.00 (the “Aggregate Redemption Price”). Closing of the Redemption shall take place on December 21, 2010 (the “Closing Date”) simultaneously with the closing of the Other Sale in accordance with Section 3 below and the Closing Agreement, dated as of December 16, 2010, among HSBC Bank plc (“HSBC”), Nomura International plc (“Nomura”), Borse Dubai and the Trust (the “Closing Agreement”).
Both parties acknowledge that the Redemption and the Other Sale are being entered into in contemplation of each other as part of a single plan of disposal.

2. Representations, Warranties and Acknowledgements.
(a) Each party represents and warrants to the other party that:
(i) It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing.
(ii) It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and has taken all necessary action to authorize such execution, delivery and performance.
(iii) Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.
(iv) All governmental and other consents that are required to have been obtained by it with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.
(v) Its obligations under this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application, regardless of whether enforcement is sought in a proceeding in equity or at law).
(b) Nasdaq represents and warrants to, and agrees with, Borse Dubai as follows:
(i) On the date hereof, Nasdaq is not, and on the Closing Date, Nasdaq will not be, “insolvent” (as such term is defined under Section 101(32) of the U.S. Bankruptcy Code (Title 11 of the United States Code)) and Nasdaq is able to redeem the Redeemed Shares hereunder in compliance with the laws of the jurisdiction of its incorporation.
(ii) Nasdaq is not, and after giving effect to the Redemption will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
(iii) Prior to the date hereof, Nasdaq has delivered to Borse Dubai a resolution of Nasdaq’s board of directors authorizing the Redemption.
(iv) No “restricted period” (as defined in Regulation M under the Securities Act) applies to purchases of Redeemed Shares by Nasdaq.
(c) The delivery of the Redeemed Shares by Borse Dubai hereunder will be subject to Section 9.11 of the 2002 ISDA Equity Derivatives Definitions, as published by the International Swaps and Derivatives Association, Inc., which Section 9.11 is hereby incorporated by reference herein, except that such Section 9.11 shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws arising as a result of the fact that (i) Nasdaq is the issuer of the Redeemed Shares or (ii) Borse Dubai is an “affiliate”, as such term is used in Rule 144, of Nasdaq.
(d) In furtherance and not in limitation of the foregoing, Borse Dubai represents and warrants to, and agrees with, Nasdaq that it has, or will have at the time of delivery of the Redeemed Shares to Nasdaq, the right to transfer the Redeemed Shares as provided herein, and that upon the payment by Nasdaq of the Aggregate Redemption Price for the Redeemed Shares and the delivery of the certificates representing only the Redeemed Shares to Nasdaq, duly endorsed to Nasdaq or in blank or re-registered in the name of Nasdaq, and assuming Nasdaq has no notice of any adverse claim to the Redeemed Shares (other than any claim by HSBC or other lenders under the HSBC credit facility referred to in the Closing Agreement), Nasdaq will be a “protected purchaser” (within the meaning of Section 8-303 of the of the New York Uniform Commercial Code) of the Redeemed Shares.

3. Closing Mechanics.
On the Closing Date, the following actions will occur:
(a) Nasdaq shall pay to, or as directed by, Borse Dubai, the Aggregate Redemption Price via wire transfer as described in Section 2 of the Closing Agreement.
(b) Borse Dubai, shall deliver to Nasdaq the number of Redeemed Shares specified in Section 1 above as described in Section 4 of the Closing Agreement and cause Latham & Watkins LLP to deliver a legal opinion addressed to Nasdaq substantially to the effect set forth in Annex A hereto.
Both of the foregoing actions under subsection (a) and subsection (b) shall be considered to have taken place simultaneously on the Closing Date, and neither the payment specified in subsection (a) above nor the delivery specified in subsection (b) above shall have been considered to have been made until both such payment and delivery shall have been completed.
(c) (i) For the purposes of this Section 3(c), “FIRPTA Certificate” means a duly executed certificate in accordance with Treasury Regulation Sections 1.897-2(g) and 1.897-2(h) from Nasdaq that it is not a United States real property holding corporation, has not been a United States real property holding corporation at any time during the previous five years and no interest in Nasdaq constitutes a U.S. real property interest, as defined in Section 897 of the Code. “302 Certificate” shall mean a certificate that would comply with the requirements of a “section 302 payment certification” within the meaning of Proposed Treasury Regulation Section 1.1441-3(c) if such regulation applied to the Disposal.
(ii) Prior to Closing (as defined under Section 6(a)(i)), (x) Nasdaq shall have delivered to Borse Dubai a FIRPTA Certificate and (y) Borse Dubai shall have delivered to Nasdaq the Section 302 Certificate.
4. Reduction in Voting Power.
Borse Dubai and Nasdaq hereby agree that upon Closing, Borse Dubai will reduce the voting power of Borse Dubai and the Trust collectively to 3.9% of the total voting power, calculated immediately after the Closing, unless the parties can agree that Borse Dubai and the Trust may collectively retain a greater percentage that will still result in a greater than 20% reduction in their voting power (which determination shall be made on the basis of available facts and applicable agreements in effect immediately before and immediately after Closing), calculated by comparing Borse Dubai’s and the Trust’s collective voting power immediately before Closing to their voting power immediately after Closing. For the avoidance of doubt, in determining voting power, the nominee rights provided in Section 3.1 of the Stockholders’ Agreement shall be ignored in determining voting power.
5. Clarification.
The parties hereby clarify and acknowledge that the Stockholders’ Agreement and the Registration Rights Agreement were intended by the parties to be interpreted as follows:
(a) The Disposal would result in Borse Dubai no longer beneficially owning at least one half of the “Initial Interest” (within the meaning of Section 3.1 of the Stockholders’ Agreement), and accordingly, after the Closing Date, Borse Dubai shall be entitled to nominate one Borse Dubai Board Designee (as defined in the Stockholders’ Agreement).

(b) The entry by Borse Dubai into a derivatives transaction with collar economics with respect to any Shares that it beneficially owns (the “Hedging Transaction”) would not result in Borse Dubai violating the “net long position” requirement under Section 2.2 of the Stockholders’ Agreement, notwithstanding rehypothecation of the Shares underlying any such derivative; provided that Borse Dubai shall provide Nasdaq with a 15 business days’ prior notice of entering into any such Hedging Transaction; and
(c) Borse Dubai would be entitled to exercise its demand registration rights under the Registration Rights Agreement to effect an “underwritten offering” in connection with any Hedging Transaction referred to in clause (b) above effected in reliance on the no-action interpretive letter dated October 9, 2003 issued by the Securities and Exchange Commission to Goldman, Sachs & Co.
6. Tax Representations and Warranties; Tax Covenants
(a) For the purposes of this Section 6:
(i) “Closing” means the consummation of the sales of Shares pursuant to this Agreement and the Other Sale.
(ii) “Code” means Internal Revenue Code of 1986, as amended.
(iii) “Nasdaq Interest” means any equity or equity-linked interest in NASDAQ, including, but not limited to, convertible debt and warrants.
(iv) “Pre-Closing Period” means the period beginning on the date that was one year prior to the Closing Date.
(v) “Post-Closing Period” means the period beginning immediately after the Closing Date and ending on the date two years after the date of the Closing Date.
(vi) “Section 302 Owner” means the owner (including the constructive owner) of shares as defined in Section 302 of the Code.
(vii) “Section 318 Affiliate” means a person whose ownership of stock would be constructively attributed to Borse Dubai under Section 318 of the Code.
Representations of Borse Dubai.
Borse Dubai hereby represents and warrants to Nasdaq as of the date hereof and as of the Closing Date that:
(b) (i) During the Pre-Closing Period, Borse Dubai was at all times the Section 302 Owner of 60,561,515 Shares held directly by Borse Dubai or through the Trust. Other than as described in the previous sentence, Borse Dubai and the Trust held no Shares or other Nasdaq Interest during the Pre-Closing Period.
(ii) During the period beginning on the date 30 days prior to the date hereof and ending on the date this representation is given, Borse Dubai was at all times the Section 302 Owner of between 0 and 1,000,000 Shares and other Nasdaq Interests held by Section 318 Affiliates of Borse Dubai other than the Trust. Other than as described in the previous sentence, Section 318 Affiliates other than the Trust held no Shares or other Nasdaq Interest during such period.

(iii) With respect to the Shares described in Section 6(b)(i), neither Borse Dubai nor any Section 318 Affiliate of Borse Dubai has entered into any agreement or arrangement that has the effect of (x) reducing or offsetting Borse Dubai’s economic interest in such Shares or (y) restricting Borse Dubai’s voting rights or other control rights with respect to such Shares, other than the Margin Loan Facility Agreement, dated as of December 16, 2010, between Borse Dubai and Nomura as mandated lead co-arranger, calculation agent, collateral agent, custodian and lender and Emirates Bank NBD PJSC as mandated lead co-arranger, facility agent and lender, this Agreement, the Other Sale, the Stockholders’ Agreement, Conventional Facility Agreement dated 18 February 2009 between, amongst others, Borse Dubai as Parent and HSBC Bank plc as Conventional Facility Agent, Wakala Agreement dated 23 February 2009 between Borse Dubai as Wakeel and Dubai Islamic Bank PJSC as Muwakkil, Common Terms Agreement dated 18 February 2009 between, amongst others, Borse Dubai, HSBC Bank plc as Global Facility Agent, Conventional Facility Agent and Security Trustee (the “Common Terms Agreement”), Co-ordination Agreement dated 18 February 2009 between, amongst others, Borse Dubai, HSBC Bank plc as Global Facility Agent, Conventional Facility Agent and Security Trustee and Dubai Islamic Bank PJSC as Wakala Investment Agent (the “Coordination Agreement”) and any other agreements specifically contemplated by such agreements.
(c) (i) Immediately after the Closing, if the Shares are sold in accordance to the terms of the Other Sale and this Agreement, Borse Dubai will be the Section 302 Owner of 29,780,515 Shares held directly by Borse Dubai or through the Trust. Other than as described in the previous sentence, Borse Dubai and the Trust will hold no Shares or other Nasdaq Interest immediately after the Closing.
(ii) Immediately after the Closing, Borse Dubai will be the Section 302 Owner of between 0 and 1,000,000 Shares and other Nasdaq Interests held by Section 318 Affiliates of Borse Dubai other than the Trust. Other than as described in the previous sentence, Section 318 Affiliates other than the Trust will hold no Shares or other Nasdaq Interest immediately after the Closing.
(d) With respect to the Shares described in Section 6(c)(i), neither Borse Dubai nor any Section 318 Affiliate of Borse Dubai has entered into any agreement or arrangement that has the effect of (x) increasing Borse Dubai’s economic interest in such Shares or (y) increasing Borse Dubai’s voting rights or other control rights with respect to such Shares for purposes of Section 302 of the Code.
(e) Neither Borse Dubai nor any Section 318 Affiliate has any present intention of becoming the Section 302 Owner, after the Closing, of any Shares other than those as to which it will be treated as the Section 302 Owner after the Closing under Section 6(c).
(f) Other than agreements or arrangements which would not result in an overall increase in the amount of Shares and Nasdaq Interests owned by Borse Dubai for purposes of Section 302 of the Code, neither Borse Dubai nor any Section 318 Affiliate of Borse Dubai has entered into or has any present intention of entering into any agreement or arrangement with Nasdaq or any other person that relates in any way to Shares or any other Nasdaq Interest.
Covenants of Borse Dubai.
Borse Dubai hereby covenants with Nasdaq that:
(g) Other than pursuant to agreements or arrangements which would not result in an overall increase in the amount of Shares and Nasdaq Interests owned by Borse Dubai for purposes of Section 302 of the Code, Borse Dubai (i) will not become the Section 302 Owner of any Shares (other than Shares as to which it is treated as the Section 302 Owner after the Closing under Section 6(c)) and (ii) will, and will cause all Section 318 Affiliates, to refrain from entering into any agreement or arrangement described in Section 6(f), in each case for the Post-Closing Period.
Representations of Nasdaq.
Nasdaq hereby represents and warrants to Borse Dubai as of the date hereof and as of the Closing Date that:

(h) The total number of outstanding Shares as of October 27, 2010, as reflected in the last 10-Q of Nasdaq was 197,845,583.
(i) On the Closing Date, (x) Nasdaq will provide Borse Dubai with a schedule stating the total number of outstanding Shares as of the close of the market on Friday, December 17, 2010, and such number will be no less than 187,845,583 and no greater than 207,845,583 (“Friday’s Share Count”) and (y) the total number of outstanding Shares immediately prior to the consummation of the Disposal will be no less than Friday’s Share Count minus 500,000 and no greater than the Friday’s Share Count plus 500,000 (the “Pre-Closing Share Count”).
(j) Immediately after the Disposal, the total number of outstanding Shares will be equal to the Pre-Closing Share Count reduced by the number of Redeemed Shares.
(k) The Nasdaq Board of Directors approved (x) a US $300 million stock repurchase program in March 2010, (y) an upsizing of such program of $100 million in July, and (z) another upsizing of such program of $150 million in October. The repurchase of Shares owned by Borse Dubai or the Trust was not contemplated at the July and October meetings of the Nasdaq Board of Directors at which it approved the upsizing of stock repurchase program described in (z). After the consummation of the Disposal, Nasdaq has no current plan or intention to repurchase more than 1 million Shares from any person other than Borse Dubai or the Trust. Any decision by Nasdaq to purchase Shares from any person other than Borse Dubai and the Trust in the two year period beginning the date hereof shall be based on then existing facts and circumstances.
7. Tax Contests, Etc.
(a) For the purposes of this Section 7:
(i) “Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person. For purposes of this definition, “control” when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
(ii) “Taxes” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding (and interest, fines, penalties and additions related thereto) of any nature and whatever called, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed.
(b) If either party receives any written (x) claim or demand for information from a taxing authority relating to the Disposal, (y) assertion that such party owes or may owe any Taxes with respect to the Disposal or (z) notice of audit with respect to the Disposal, the party receiving such documents or notice will as promptly as reasonably possible provide the other party copies of such documents or notice, provided that the failure to give such copies or notice shall not affect any rights to indemnification provided hereunder except to the extent the indemnifying party has actually been materially prejudiced as a result of such failure.
(c) If any taxing authority asserts or initiates any audit, contest, suit, action, litigation or proceeding relating to Taxes with respect to the Disposal (collectively, a “Tax Contest”) against a party (such party, the “Controlling Party”), the Controlling Party shall conduct the defense of such Tax Contest. The other party (the “Non-Controlling Party”) shall have the right to participate in the defense of any such Tax Contest and to employ its own counsel, at its expense. The Controlling Party shall have sole discretion over the conduct of such Tax Contest; provided, however, if the Non-Controlling Party has provided written acknowledgement of its obligations under Section 7(h) (the “Indemnity Acknowledgement”) to the Controlling Party, then the Controlling Party may not settle or otherwise dispose of such Tax Contest without the prior written consent of the Non-Controlling Party, such consent not to be unreasonably conditioned, withheld, or delayed. The Indemnity Acknowledgement shall state that the Non-Controlling Party acknowledges that Section 7(h) will remain in effect, and that it agrees that if pursuant to the terms of Section 7(h), the

Non-Controlling Party is found to be liable, it will pay such liability in accordance with the terms of Section 7(h). If the Controlling Party has entered into an agreement (an “Indemnification Agreement”) with any third party other than Borse Dubai, the Trust or any of their Affiliates (“Third Party”) providing for insurance, indemnification or reimbursement of any liability of the Controlling Party arising as a result of any Tax Contest, to the extent required in the Indemnification Agreement, such Third Party shall control the conduct of any Tax Contest; provided, however, that unless each of the Controlling Party and Third Party acknowledges in writing to the Non-Controlling Party that it will not seek any indemnity, contribution or other reimbursements from the Non-Controlling Party for any liability from such Tax Contest, then neither the Controlling Party nor the Third Party may settle such Tax Contest without the prior written consent of the Non-Controlling Party, such consent not to be unreasonably conditioned, withheld, or delayed.
(d) Each party shall cooperate in good faith with the other party in the conduct of any Tax Contest and to the extent either party seeks to enter into an Indemnification Agreement with a Third Party, including by furnishing or causing to be furnished to the other party, as promptly as reasonably practicable, such information (including access to books and records and personnel) reasonably requested by the other party.
(e) Notwithstanding anything to the contrary in this Agreement, in no event shall a party have access to any information relating to the other party, its Affiliates successors, employees or agents (including, for the avoidance of doubt, any information regarding the federal consolidated group of which Nasdaq is the common parent) or have any other rights with respect to any matter that does not relate solely to the Disposal.
(f) Each party shall retain or cause to be retained all books and records pertinent to the Disposal for seven years after the date hereof, and to abide by or cause the abidance with all record retention agreements entered into with any taxing authority. In addition, each party shall give the other party reasonable notice prior to transferring, discarding or destroying any such books and records and, if such other party so requests, such other party shall take possession ,at is expense, of such books and records.
(g) Each party agrees to treat the Disposal as a redemption that is treated as an exchange within the meaning of Section 302 of the Code for all U.S. federal income tax purposes. Neither party shall file any request for any ruling from any taxing authority with respect to the Disposal unless the other party consents, which consent shall be granted or withheld after a good faith consideration of the benefits and risks of filing such a request.
(h) Each party (the “Loss Party”) hereby waives any right under applicable law to seek any indemnity, contribution or other reimbursement for any Taxes with respect to the Disposal from the other party (the “Indemnifying Party”), except to the extent that the breach of the representations and covenants made by the Indemnifying Party in Section 6 resulted in such Taxes, which Taxes are paid or payable by the Loss Party. The determination of the extent to which a breach has resulted in Taxes paid or payable by the Loss Party shall initially be determined by the Loss Party in its reasonable judgment. If the Loss Party provides notice to the Indemnifying Party, and within 30 days of receipt of the Loss Party’s determinations under this Section 7(h), the Indemnifying Party objects to such determination, and the parties cannot reasonably agree to an acceptable determination, the Indemnifying Party shall have the right to submit such determinations to the Arbitrators described in Section 7(i). The Indemnifying Party shall pay to the Loss Party within 10 business days the amount of Taxes determined (either by agreement or the Arbitrators) to be resulting from a breach, which amount shall be reduced by any proceeds after Taxes that the Loss Party receives from any Third Party. Any amount paid by the Indemnifying Party, to the extent owing but not paid to the proper taxing authority, shall be promptly paid to the proper taxing authority.
(i) Disputes that arise under this Section 7 and are not resolved by mutual agreement within 30 days shall be resolved by three (3) nationally recognized experts in United States federal tax matters with no material relationship with Borse Dubai, Nasdaq or their respective Affiliates (the “Arbitrators”), of whom one shall be nominated by Borse Dubai and one by Nasdaq, in both cases within five days of the date on which the need to choose Arbitrators arises, and a third promptly chosen by the two Arbitrators so nominated by Borse Dubai and Nasdaq. The Arbitrators shall resolve any disputed items within 30 days of having the item referred to them pursuant to such procedures as they may require. The costs, fees and expenses of the Arbitrators shall be borne equally by Borse Dubai and Nasdaq.

(j) The obligations under this Section 7 shall survive until the expiration of the applicable statute of limitations with respect to the Taxes relating to the Disposal.
8. Governing Law.
THIS AGREEMENT, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE (OTHER THAN TITLE 14 OF THE NEW YORK GENERAL OBLIGATIONS LAW). THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS.
9. Consent to Service of Process.
Each of the parties hereby irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any suit, proceeding or action by giving copies thereof by hand-delivery of air courier to the address of such party specified herein and such service of process shall be deemed effective service of process on such party. However, the foregoing shall not limit the right of any party to effect service of process on the other party by any other legally available method.
10. Waiver of Trial by Jury.
EACH PARTY HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SELLER OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.
11. Miscellaneous
The parties hereto may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Redemption and all materials of any kind, including opinions or other tax analyses, if any, relating to such tax treatment and tax structure.
[Remainder of Page Intentionally Blank]

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Agreement.

Yours faithfully, BORSE DUBAI LIMITED
By:	/s/ Essa Kazim
	Name:	Essa Kazim
	Title:	Board Member

By:	/s/ Abdulaziz Al Muhairi
	Name:	Abdulaziz Al Muhairi
	Title:	Board Member

Confirmed as of the date first above written:

THE NASDAQ OMX GROUP, INC.
By:	/s/ Adena Friedman
	Name:	Adena Friedman
	Title:	Chief Financial Officer

[Form of Opinion of Latham & Watkins LLP, As Special DIFC Counsel for Borse Dubai]
(i) Borse Dubai is duly incorporated under the laws of the DIFC as a company limited by shares;
(ii) The execution of the Agreement has been duly authorised by all necessary corporate action on the part of Borse Dubai;
(iii) Borse Dubai has the requisite corporate capacity to enter into the Agreement and to perform its obligations thereunder;
(iv) The entry into, delivery and performance of its obligations under the Agreement by Borse Dubai does not violate (a) any provision of its Amended and Restated Articles of Association adopted on 21 December 2009, and (b) any requirements of any existing DIFC Law applicable to Borse Dubai;
(v) There are no consents, approvals or authorisations required by Borse Dubai from any DIFC-based governmental or other regulatory agencies under DIFC Law, in connection with the entry into and performance by Borse Dubai of its obligations under the Agreement;
(vi) In any proceedings taken in the DIFC for the enforcement of the obligations of Borse Dubai under the Agreement, the DIFC Courts would recognize the choice of law of the State of New York as a valid choice for the governing law of the Agreement; and
(vii) A final and conclusive judgment against Borse Dubai for the payment of a specific sum of money rendered by a court outside of the DIFC arising out of or in connection with the Agreement should be recognized by and enforceable in a DIFC Court, subject to certain reservations.
The opinion will be subject to certain customary assumptions and reservations.

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